SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
	(Signature)	*

Date 03 October 2006

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Communications
100 Queen Street
Melbourne Vic 3000
For Release: 27 September 2006	www.anz.com

ANZ develops Australia’s largest office building in Melbourne

ANZ today announced it would develop Australia’s largest office building on the Yarra River in Melbourne’s extended Collins Street, Docklands to provide high-quality accommodation for 5,500 ANZ staff.

The new world-class building, which will be purchased by ANZ, will provide 87,000 square metres of modern office accommodation with retail facilities.

ANZ will partner with Lend Lease to develop the $478 million project. This major building will become a new focal point for Melbourne and the Docklands precinct, and for ANZ’s growing businesses in Australia, New Zealand and the Asia Pacific. Total construction costs are $377 million. The project is due to be completed in the second half of 2009.

The high specification building will have a minimum 5-star Green Star rating, one of only a handful of commercial office buildings in Australia to have the low environmental footprint rating. Environmentally-efficient features will include rainwater collection, greater use of fresh air and natural light, a landscaped roof and improved energy efficiency to reduce greenhouse impacts.

The building is specifically designed to align with ANZ’s progressive culture and values, and will include dedicated facilities for ANZ staff including a crèche, gymnasium, car and bicycle parking and a variety of retail and food outlets.

The decision by ANZ to develop its new offices with Lend Lease follows a comprehensive review of more than 50 proposals from local and international property groups.

ANZ Chief Executive Officer Mr John McFarlane said: “ANZ has set itself a vision to be a very different bank. We are very excited about this very different building and what it can bring to ANZ’s future in Melbourne.

“The new development makes strong financial sense, allowing ANZ to consolidate many of its Melbourne properties, resulting in efficiency gains, more effective use of space and greater collaboration between ANZ’s businesses and its people.

“It will be an inspiring, environmentally-efficient workplace that will help us build on our leading levels of staff engagement. It is close to the CBD, and easily accessed by road and public transport, including the new Southern Cross train station. By late 2009, the area will be among the most vibrant in Melbourne with a working population of at least 15,000 people.

“We are pleased to be working in partnership with Lend Lease on this development to deliver an outstanding building featuring facilities which will also advance the health and wellbeing of our people and lower our impact on the environment,” Mr McFarlane said.

* Covering building design, construction and site infrastructure.

As part of its Melbourne property strategy, ANZ will retain its other principal offices at 100 Queen Street, Melbourne and 75 Dorcas Street, South Melbourne.

Site work will start in February 2007, with ANZ expected to begin occupying the building in the second half of 2009.

For media enquiries contact:

Mairi Barton

Senior Manager, Media Relations

Tel: 03-9273 6190 or 0409 655 551

Email: bartonm4@anz.com

ANZ Collins Street, Docklands – Fast Facts

Location:

•                  The ANZ building will be located on the extension of Collins Street, west of Southern Cross Train Station, on the shores of the Yarra River overlooking Docklands Park

Size:

At 87,000 square metres, the building has:

•      83,550 sqm office accommodation

•      3,436 sqm retail and amenities

•      10 floors, ranging in size from 3,500 – 9,800 sqm

•      Accommodation for approximately 5,500 ANZ employees

Timeframe:

Commence works on site: February 2007. Complete works on site: second half of 2009

Project Team:

•                  Developer: Lend Lease

•                  Architect: Lend Lease Design and Hassell

Key Features:

The building is the largest commercial office building in Australia, featuring a dramatic, central, light-filled atrium designed to maximise light penetration across all floors. The office will have an ultra-modern design, creating a leading-edge work environment.

Environmental Features and Initiatives:

•                  Minimum 5-star Green Star rating.

•                  Features making this building best practice in commercial office site include: rainwater collection; greater use of fresh air and natural light; landscaped roof; and improved energy efficiency to reduce greenhouse emissions.

Amenities:

•                  Tram stop in front of the building and plans for a taxi rank in front of the building

•                  A crèche which faces Docklands Park and the Yarra

•                  A gymnasium overlooking the Yarra River

•                  Various retail shops and restaurants

•                  On-site car parking, substantial bicycle and motorbike/scooter spaces within the building, and further car spaces in close proximity

Consolidating ANZ properties:

The building will be one of ANZ’s core Melbourne properties, along with ANZ’s 100 Queen Street and 75 Dorcas Street, South Melbourne premises. In 2010, most Melbourne-based ANZ staff will operate from these three core sites, relocating from: 570 Bourke Street, 55 Collins Street, 530 Collins Street, 287 Collins Street, 452 Flinders Street and 85 Spring Street, Melbourne, 570 Church Street, Richmond and 227 Toorak Road, South Yarra.

2

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6 100 Queen Street
Melbourne VIC 3000
www.anz.com

ANZ StEPS – quarterly distribution

On 15 September 2006 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 December 2006.

The distribution paid for the quarter ended 15 September 2006 for each ANZ StEPS was based on a Distribution Rate of 6.9633% p.a. as announced on 16 June 2006.

The Distribution Rate for the quarter ending 15 December 2006 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 September 2006)	6.2150% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	7.2150% p.a.

This distribution of $1.7988 for each ANZ StEPS will be paid on 15 December 2006 with the record date being 30 November 2006.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

18 September 2006

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[GRAPHIC]

Graham Hodges

CEO, ANZ National Bank Ltd

www.anz.com	[LOGO]

Where we are now

•                  NZ banking market fundamentally attractive despite cyclical economic slowdown

•                  Integration program successfully completed and we have defended the franchise well

•                  Focus has shifted from defending to growing

•                  Almost 3 years on we are very pleased with the National Bank acquisition

[LOGO]	[LOGO]

The NZ banking market is fundamentally attractive…

•                  Attractive returns on assets and equity driven by business mix i.e. weighted to Consumer, SME & Corporate

•                  Low credit losses

•                  History of strong profit growth

•                  Stability of earnings

•                  Solid credit growth

Return on Assets higher in New Zealand than Aust.^

[CHART]

NZ credit losses remain well below Australia*

[CHART]

^Source- Annual Reports & GDS. Aust represents average of top 4 banks, NZ average of top 5 banks

*BDD Expense to Net Loans & Advances, Top 4 banks in Aust & Top 5 in NZ. On AGAAP and NZGAAP basis

…despite some cyclical challenges

•                  GDP forecast to slow in FY06 & FY07 before returning to above average OECD growth in FY09

•                  System credit growth expected to slow to between 8% to 11%

•                  Yield curve caused significant migration to fixed rate lending

•                  Competition has increased margin decline on both assets and liabilities

System credit growth forecast to soften from historic highs

[CHART]

% of fixed rate mortgages significantly increased

(% of Fixed Rate Mortgages: NZ Market)

[CHART]

Sources: ANZN Economics, OECD Economic Outlook, July 06

Executing ANZN strategy: Phase I - DEFEND

Phase I – Defend 2004 - 2005	Phase II – Grow 2006

• Integrate businesses • Defend customer base • Build financial performance	• Strong platform for growth • Distinctive business structure • Clear market share growth strategies • Portfolio of brands enhance growth options • Leverage scale • Step-up financial performance

Integration strategy has been successful…

•                  Customer base maintained and now growing

•                  Improved customer satisfaction in ANZ; maintained in National Bank

•                  A clear leader in the Institutional market

•                  Number one position in all market segments

•                  Lower than expected revenue attrition

•                  Staff engagement remains high

ANZN growing customers
(Main Bank Net Customer Acquisition rolling four quarters)

[CHART]

Customer satisfaction – National Bank stabilised, ANZ improving*

[CHART]

*AC Nielsen CFM June 2006 Rolling 4 quarter averages

…but we have unfinished business

•                  Headline costs higher than anticipated

•                  No market share gains in last two years

•                  During integration revenue and profit growth have fallen short of Group targets

Revenue performance has fallen short of group targets*

[CHART]

Share of sector Revenue maintained^

[CHART]

*includes NZ Businesses, Institutional & UDC.

**adjusted for Commerce Commission settlement costs and impact of RBNZ requirements

^ GDS for major banks up to June 2006

Executing ANZN strategy: Phase II – GROW

Phase I – Defend 2004 - 2005	Phase II – Grow 2006

• Integrate businesses • Defend customer base • Build financial performance	• Strong platform for growth • Distinctive business structure • Clear market share growth strategies • Portfolio of brands enhance growth options • Leverage scale • Step-up financial performance

Strategies are in place to step-up financial performance

Focus on opening “jaws” whilst still investing*

[CHART]

Growth Drivers

1.              Distinctive Business Structure

2.              Building market positions and share

3.              Portfolio of brands enhance growth options

4.              Leverage scale

*prior period comparative growth rates

1.              Business is structured to deliver growth and efficiency

ANZ National – ‘one kitchen, two dining rooms’

ANZ Retail	NBNZ Retail	Rural	Corp. & Comm.	Private Bank	UDC	Institutional
Wayne Besant	Craig Sims	Charlie Graham	Jeff Greenslade	Catherine McDowell	Malcolm Tilbrook	Nigel Williams

[LOGO]	[LOGO]	[LOGO]	[LOGO]	[LOGO]	[LOGO]	[LOGO]

		[LOGO]	[LOGO]	[LOGO]

[LOGO]	Products, Strategy &	[LOGO]
Marketing
Steven Fyfe

[LOGO]	Operations	[LOGO]

[LOGO]	Central Functions	[LOGO]

2.              Shifting to growth

•                  Growing where we are underweight

•                  Consumer Finance

•                  Private Banking

•                  Leverage off successful Australian businesses and models

•                  Focus where the growth is

•                  Increased investment and focus on Auckland

•                  National Bank only major bank gaining share

•                  Continued focus on tertiary market: our future pipeline

Significant upside potential in Consumer Finance*

[CHART]

Auckland key driver of NZ population growth**

[CHART]

*includes Cards, Personal Lending, Overdrafts and Asset Finance

**Source: Dept of Statistics

2.              Maximising the biggest opportunity in NZ

•                  Increase customer cross sell

•                  Increased collaboration across businesses and brands

•                  Investing in customer analytics

•                  Direct Banking strategy:

•                  Outbound Call Centre, Direct Marketing

•                  Product innovation

•                  Very engaged front line and disciplined sales focus

Opportunity to increase Share of Wallet (“SOW”) in both brands*

[CHART]

ANZ share of products less than Main Bank share**

[CHART]

*Source AC Nielson Consumer Finance Monitor June 2006

**Source AC Nielson Consumer Finance Monitor June 2006, Main Bank share, product share through RBNZ reports and ANZN data

3.              Our portfolio of brands enhance growth options

•                  We remain committed to a ‘two brand’ strategy

•                  increases natural share

•                  greater strategic options

•                  provides greater market information

•                  complimentary customer propositions

•                  Additional mass market and niche brands increasing penetration

[LOGO]

‘Natural’ share of major bank market is 40% with two brands...

[CHART]

…this reduces to 25% with a combined ANZ/NBNZ brand

[CHART]

4.              Learning how to leverage the advantages of scale…

People	• Best people attracted to major player
• Afford more specialists: become more expert

Customers	• Deeper customer insights via market information
• Greater Balance Sheet capability than peers

Products	• Investment dollars reach further, increasing ROI
• Two brands allows complementary positioning

Costs	• Greater capacity to innovate/experiment
• Cost saving opportunities not available to peers

Growth	• Stronger acquisition/partnering potential
• Biggest opportunity in NZ

…whilst acknowledging the challenges of scale

Market’s Concerns	Response

1. Big players often lose! 2. Mergers often fail! 3. We purchased a large incumbent position rather than grew it!

•                  We understand benefits of a specialist business model

•                  Organisational discipline & structures in place to unlock ‘collaboration’ benefits

•                  We are learning to integrate benefits of scale and multiple brands

•                  High staff engagement & energy around opportunity

Objective: ‘Anticipate’ and ‘Shape’ the market rather than just occupy

Why we will win!

Retail	• More Choice & Greater Reach
• Best Market Information
• High Staff Engagement
• Strongest Small Business Franchise

Rural	• Most Experienced & Stable Team
• Widest Coverage (staff & customers)
• Quality Products

Corporate & Commercial	• Widest Coverage
• Lead on Consolidation & Succession
• Getting ANZ Commercial ‘back in the game’

Institutional	• Size & Capability Unmatched
• Biggest Local Opportunity for Cross Sell
• Well recognised for innovation

Our financial targets

•                  Revenue CAGR within 7% - 9% Group targets*

•                  Expense CAGR bottom end of 5% - 7% Group targets* however

•                  Cost performance guided by Revenue performance

•                  CTI reduced to 40% – minimum of 1% reduction p.a.

*assumes system credit growth of high single digits to low double digits.

Key Messages

•                  Almost 3 years on we are very pleased with the acquisition

•                  NZ remains an attractive market despite cyclical economic slowdown

•                  Stable and experienced management team

•                  We have successfully defended the franchise through the integration

•                  Focus has shifted from defending to growing

•                  We have strong existing businesses with options for growth

•                  Cost performance will be guided by our revenue

Additional Information

Credit quality is strong

Non Accrual Loans remain low

[CHART]

Slight up-tick in delinquencies from historically low levels

(60 day delinquencies to Jul-06)

[CHART]

Net Individual Provisions reducing

[CHART]

‘Two Brand’ retail strategy essential to growing share

Gaining share through customer acquisition more likely under two brand strategy

[CHART]

*Main Financial Institution share

Expected weakness in the NZD will impact ANZN’s FY07 earnings growth at a Group level

•                  Over the past 20 years the average AUD / NZD exchange rate has been 1.22 i.e. close to its current level.

•                  The top end of the NZD range has been clearly defined at around 1.05 – 1.10

•                  The bottom of the range is less well defined with troughs around 1.40 – 1.45 in 1989 and 1992. Since then the NZD has not moved below 1.33

•                  The consensus view is that the NZD will weaken further during 2006-07 to ~1.28 before returning to its long-run average

A$/NZ$ exchange rate

[CHART]

FY07 NZ$ EPS impact (ANZ Group)

[CHART]

NZ integration complete - costs impacted by RBNZ requirements, revenue attrition contained

	Business
	Case /	Mar-04	Mar-06
NZ$m	Prospectus	(est.)	(est.)	Comments

Integration Costs	265	265	239	• Reduced scope lowered initial estimates • RBNZ requirements increased final costs

Revenue benefits 2007 pa	31	45	50	• Driven by Institutional businesses

Cost Synergies 2007 pa	126	126	70	• Reduced scope & RBNZ requirements lowered initial estimates • NZ$26m incremental benefit in FY07

Revenue attrition 2007 pa	88	42	34	• Retail attrition managed via two brand strategy

Net benefit	69	129	86

NBNZ Integration is complete

NZ$m	2004	2005	2006 (f)	2007 (f)
Total Integration costs	49	139	51	0
Incremental Integration Opex	29	85	42	0
Cost synergies	6	33	44	70
Revenue synergies	1	26	44	50
Attrition	20	33	34	34
Net synergies	-13	26	54	86

Integration Costs:

•                  10% costs capitalised,

•                  5% covered by restructuring provision, and;

•                  20% from existing resources

•                  The Integration programme was a substantial body of work at a total cost of NZ$239m, which has successfully delivered a major programme for ANZ National Bank:

•                  30 workstreams comprising 150 individual projects have progressed successfully in line with plans;

•                  Around 1300 system changes have been implemented;

•                  At its peak over 600 staff were contributing to the programme;

•                  126 property relocations were implemented.

•                  1H 2006 total integration costs NZ$51m, incremental costs NZ$42m

ANZ and National Bank reach 54% of New Zealanders

[CHART]

Source: AC Nielsen Consumer Finance Monitor, 4 quarters to June 06

Customers extending terms to offset impact of rising short term rates

Repricing profile of ANZ Retail home loan book

[CHART]

Executive biographies

Graham Hodges – Chief Executive & Director

Graham Hodges is Chief Executive and Director of ANZ National Bank Limited, responsible for ANZ’s New Zealand businesses. He was appointed to this role effective 1 January 2006.

Prior to this, Graham held the positions of Group Managing Director, Corporate, Managing Director, Small to Medium Business and Head of Corporate Banking for Australia and New Zealand.

Previous roles with ANZ include State Manager, Business Banking for Victoria and Tasmania; and Regional Executive, Business Banking Melbourne. In 1995, Graham led a project team, which designed and rolled out a customer profitability tool for the Business and Institutional Bank.

Graham joined ANZ in 1991 and was appointed Chief Economist in 1992, a post he held for three years.

Before ANZ, Graham spent several years with the International Monetary Fund in Washington DC and nine years in Commonwealth Treasury in Canberra.

Graham has a Bachelor of Economics (Hons) from Monash University.

Craig Sims – MD National Bank Retail

Craig heads The National Bank Retail business, responsible for delivery and ongoing development of The National Bank’s strong customer proposition for the personal and small business markets. National Bank Retail encompasses the Branch Network, Business Banking, Mobile Mortgage Managers, Broker and Migrant Banking business units under this brand. It also includes the newly formed Direct Banking business that manages both the ANZ and National Bank Contact Centres. Craig’s banking career began in 1984 with The National Bank of New Zealand and he joined ANZ following its acquisition of NBNZ in 2003. Over his career, Craig has built a strong background in both the personal and business banking markets. He has also been involved in several executive roles including strategic planning, human resources and business banking, as well as the successful integration of NBNZ and Countrywide Bank. Notably from 2001 to the start of 2004, Craig led the establishment and transformation of NBNZ’s Business Banking division to a market leading position.

Craig holds a Masters of Business Administration from Victoria University, New Zealand and is a Senior Fellow of the Financial Services Institute of Australasia.

Wayne Besant – MD ANZ Retail

Wayne Besant has recently been appointed Managing Director ANZ Retail. ANZ

Retail encompasses the Personal, Business Banking, Mortgage and Advisory Distribution segments.

Wayne was previously General Manager ANZ Distribution, a role he held since 2003. Highlights of Wayne’s time in this role include his contribution to the turnaround and rebuilding of the ANZ brand.

Prior to this he led the Business Banking and Rural business as Head of ANZ Business (NZ) for three years. Over his career, Wayne has built a strong foundation in both the personal and business banking segments.

He joined ANZ in 1987 at the Panmure Branch.

Wayne has a Master of Social Sciences (Hons) and also a Master of Business Administration (Distinction). He is a Fellow of the Financial Services Institute of Australasia.

An avid sports follower, Wayne recently completed a three-year term on the Board of Tennis New Zealand.

Charlie Graham – MD, Rural

Charlie Graham is General Manager of Rural Banking for the ANZ National Bank - New Zealand’s leading provider of rural banking services.

Charlie was appointed to this role following ANZ’s acquisition of The National Bank of New Zealand (NBNZ) in 2003. He was previously General Manager for Rural Banking for NBNZ, a role he held since 1996.

Highlights of Charlie’s time in this role include balance sheet growth in excess of 350% and the maintenance of a dominant market share of almost 40%. He was also involved in the introduction of direct banking to the rural market and the emergence of equity partnerships in the rural sector.

Prior to this, Charlie was the Northern Regional Manager for the Rural Banking division and before that was Area Chief Manager for the Waikato region, with responsibility for the retail network and rural and commercial business in that region. Charlie commenced his career with The Rural Bank which was acquired by NBNZ in 1992.

Charlie has a Bachelor of Agricultural Science from Massey University.

He is a Registered Property Valuer and has past memberships of the New Zealand Institute of Valuers and the Society of Farm Management. He is currently a Trustee of both the Rural Communities Trust and the Massey University Agricultural Research Foundation.

Jeff Greenslade – MD, Corporate & Commercial Banking

Jeff Greenslade is the Managing Director of Corporate & Commercial Banking for ANZ National Bank.

Prior to ANZ’s acquisition of the National Bank of New Zealand (NBNZ) in 2003, Jeff was the Director, Corporate and Commercial Banking for the National Bank of New Zealand.

Previously, he was the Managing Director of Corporate Finance for Southpac - NBNZ’s advisory company. Before that, following the 1995 integration of NBNZ’s Capital Markets area with Southpac Corporation, Jeff was appointed Director, Capital Markets for Southpac Corporation.

Earlier roles with NBNZ also included General Manager Corporate Banking, Senior Manager Corporate Banking and Manager Capital Markets.

From 1986 to 1991, Jeff worked with South Pacific Merchant Finance (SPMF), initially as Manager of Capital Markets and then as Managing Director of the Hong Kong Branch. During this time, SPMF was integrated into NBNZ, and Jeff became the NBNZ International Limited’s representative in both Hong Kong and Singapore for International Payments and Trade related activities.

Jeff commenced his career as a solicitor with law firm Bell Gully & Co and has a Bachelor of Laws degree from the University of Otago

Nigel Williams – MD, Institutional

In this role he overseas all businesses that deal with ANZ National Bank’s largest corporate and institutional customers in New Zealand. This includes: Client Relationship Group, Trade and Transaction Services, Foreign Exchange, Capital Markets, Corporate and Structured Financing, Economics, Markets and International Payment Operations.

Nigel Williams has over 20 years’ experience in both New Zealand and overseas capital markets, having also worked for ANZ, National Bank of New Zealand Limited and South Pacific Merchant Finance including his current role as Managing Director, Institutional, NZ.

Nigel graduated from the University of Otago with a Bachelor of Commerce in Marketing, Accounting and Finance and has also attended advanced management training at the University of Michigan, USA and Oxford University, England.

His community involvement includes Vice Chairman of the New Zealand Stock Exchange, Chairman Wellesley College and a Trustee of the City Art Gallery Foundation in Wellington.

[GRAPHIC]

Craig Sims

Managing Director, National Bank Retail

www.anz.com	[LOGO]

Retail Session

1.	Understanding ANZ National retail issues	Craig Sims

2.	National Bank Retail	Craig Sims

3.	ANZ Retail	Wayne Besant

[LOGO]	[LOGO]

ANZ National Retail Banking Profile

Key Metrics

		National
	ANZ	Bank

Branches	148	160

ATM’s	412	292

Staff	2,700	3,100

Personal Market Share*	18%	18%

Business Banking Market Share**	12%	26%

Revenue Composition by Business

[CHART]

* Source: ACNielsen Main Bank Personal Customers

** Source: ACNielsen Small Business Monitor (Turnover <$5m)

ANZ and National Bank brands reach different customers

	ANZ	The National Bank

CORE TARGET	New Zealanders who want everyday banking solutions	People looking for quality financial products & services

BRAND ESSENCE	Can do attitude of staff	Consult & buy approach

CUSTOMER BENEFIT	Convenience and Simplicity in an NZ context	Personalised, local decision making

BRAND SIGNATURES	Blue, staff, local, community	Green, ‘Thoroughbred’, Quality, Classical music

BRAND EXPRESSION	The better we know you the more we can do	The thoroughbred among banks

NZ Mortgages – putting your mind to rest

•                  Beginning to gain share following a long period of underperformance by ANZ

•                  No significant movement in share during ‘fixed rate war’

•                  Recent margin contraction largely driven by switching from variable to fixed

•                  > 80% of market now fixed rate (70% pre price war), reduced scope for product mix margin impact

•                  Current re-pricing margins well above ‘price war’ margins

ANZN winning back mortgage market share

(share of growth v’s market share*)

[CHART]

Scope for margin impact reduced given > 80% of market fixed rate**

[CHART]

* Source: RBNZ C6 Home Lending aggregate. Share of growth 3 month moving average

** Source: ANZN SSR Returns Table E

Customer acquisition, what is really happening?

Survey 1: NBNZ acquiring, ANZ flat, combined slightly down*	Reality: NBNZ acquiring, ANZ improving, combined gaining^

[CHART]	[CHART]

Survey 2: NBNZ falling off a cliff, ANZ down, combined ‘very ugly’

[CHART]

* Source: ACNielsen Consumer Finance Monitor main bank customer switching.

^ Annual growth rates. July 2006 YTD annualised.

The National Bank

The National Bank – the fundamentals are in good shape

One of New Zealand’s strongest brands

[GRAPHIC]

Customer satisfaction remains at top end of major peers*

[CHART]

High staff engagement

[CHART]

Solid profit growth
(Profit before Provisions pcp^)

[CHART]

* Source: ACNielsen main bank customer satisfaction. Excellent & very good ratings (rolling 4 quarter average).

^ 1H06 excludes Commerce Commission settlement costs ($5m)

We continue to build on our core strengths…

• #1 in tertiary market provides our ‘pipeline for growth’ • 24% more tertiary customers in 2006 • We keep more tertiary customers which delivers attractive returns as their financial needs grow	Tertiary Market Share: Spectacular retention and transition (Retention of acquired youth customers*) [CHART]

• New Zealand is a nation of small businesses • #1 in heartland Business Banking market (turnover <$5m) • Local focus and representation means deeper client relationships and understanding	Leading Business Banking share** [CHART]

* Source: ACNielsen Consumer Finance Monitor

** Source: ACNielsen Small Business Monitor (Turnover <$5m).

…and are having success in a number of attractive growth segments…

•                  To succeed in NZ, you must succeed in Auckland, NZ’s fastest growing market

•                  Increased investment and focus on Auckland paying dividends

•                  The only major bank to gain share since 2002

•                  Future investment and focus weighted to Auckland

NBNZ the only major bank to gain share in Auckland (Movement in Main Bank share 2002 – 2006)* [CHART]

• We are underweight Consumer Finance • Building share through: • Leveraging ANZ Group capabilities • Product refresh program	Building share in Consumer Finance (2006 YTD FUM growth annualised**) [CHART]

* Source: ACNielsen Consumer Finance Monitor

** Source: RBNZ C6 total household claims – consumer

…however there are areas we need to improve

•                  Below systems Mortgages growth driven by a number of factors:

•                  ANZ recovery, a source of growth in the past

•                  Defensive vs Aggressive pricing strategy

•                  Performance turnaround underway

•                  Deposits performance below market share in 1H06

•                  Online saver product launch and refresh of Select Current Account driving above system growth in most recent quarter

•                  Last quarter growth above market

Balance Sheet growth: a mixed performance
(2006 YTD FUM growth annualised*)

[CHART]

* Source: Mortgages RBNZ C6 home lending aggregate. Deposits RBNZ SSR Table B1.

Why we will win!

1. We will continue to win in Auckland	• Proven capability to win market share in Auckland • Realistic expansion opportunities in Auckland • Significant customer information advantage

2. Market leading small business proposition	• Largest dedicated small business sales capability • Local decision making model • Deep staff experience

3. Strong brand & growth pipeline	• Service First Change program will maximise opportunity • Youth investment transition to key life stage • Expanding towards natural share across Consumer Finance product lines

Summary

•                  National Bank a strong brand, strong fundamentals

•                  More customers bank with us today post the merger

•                  Building successfully on core strengths and addressing areas of softness

•                  Speed of renewal to deliver above system growth

•                  We will continue to win!

[GRAPHIC]

Wayne Besant

Managing Director, ANZ Retail

www.anz.com	[LOGO]

ANZ Retail – “We’re back in the game”

•                  Successful turnaround underway

•                  Investing for growth

•                  Increasing representation

•                  People & culture

•                  Simple customer propositions

•                  We are growing market share in all products

•                  Great team of people; staff love working here

[LOGO]	[LOGO]

Business is turning around, but more to do!

2002 Challenges			What we did (and are continuing to do)

1.	Low Customer Satisfaction	•	Rebuild Sales & Service Capability
			•	> 200 new frontline FTE & 6 branches opened
			•	Frontline leadership focus, increased recruitment & training
		•	Increased brand & community profile

2.	Uncompetitive Products	Simplified Products
			•	$5 ‘all you can eat’ account
			•	Low Rate MasterCard
			•	Fees Restructured

3.	Disparate Business Model	•	Customer centric business model introduced
		•	Personal & Business Banking segmentation

How are we tracking?

	2002	2006

Branches	142	148

Staff	2,400	2,700

Customer Satisfaction^	47%	58%

Customer Growth*	-26k	+1k

Mortgages: % of Mkt Growth	-1%	+15%

Deposits: % of Mkt Growth	+10%	+14%

Customer Complaints**	21%	14%

^ AC Nielsen main bank customer satisfaction. Excellent & Very Good ratings (rolling 4 quarter average)

* Source: Annual Growth – 2006 YTD to July

** Source: share of Banking Ombudsman complains

Mortgages: Leading the turnaround

Mortgage share decline reflective of business deterioration (FY99 – FY02)* (annualised mortgage growth) [CHART]	Mortgage share growth now reflective of turnaround success (FY03 – FY06)* (annualised mortgage growth) [CHART]

Turnaround driven by:

•                  Improved performance by all distribution channels

•                  Increased focus on customer retention

•                  Process improvements, particularly turnaround times

•                  Galvanised our people to claim back ‘what was ours’

* Source: RBNZ C6 Home Lending aggregate

Early days, but momentum is building

Above system Balance Sheet growth
(2006 YTD FUM growth annualised*)

[CHART]

Profit Growth Rebuilding
(Profit before Provisions pcp growth)

[CHART]

Turnaround Reinvestment

•                  Fee restructure

•                  300 additional staff (mainly frontline)

•                  New branches

•                  Increased advertising & branding

* Source: Mortgages RBNZ C6 home lending aggregate. Deposits RBNZ SSR Table B1. Consumer Finance RBNZ total household claims - consumer.

^ 1H06 excludes Commerce Commission settlement costs ($5m) and RBNZ related domestic systems relocation costs ($5m).

Why we will win!

1. Clear Business Momentum	• Build on current momentum to capture natural share • Significant scope in all product segments • Improve cross sell and customer retention • Key focus on Auckland market

2. High Staff engagement	• Staff engagement 71%, highest in ANZ Group • WoW! customer experience programme in place • Aligning people, processes, and systems with the customer promise

3. Leverage Australian Personal Banking success	• Continue to work with Australia to identify opportunities and improve performance • Developing ‘Convenience & Simplicity’ in a NZ context

ANZ Retail – Definitely back in the game

•                  Successful turnaround underway, but more to do

•                  We are growing share with even more upside

•                  Our people are highly engaged, they want to win

•                  We have proven that we can deliver, to reclaim ‘what is ours’

[GRAPHIC]

Charlie Graham

Managing Director, Rural

www.anz.com	[LOGO]

Key Messages

•                  Rural market significant component of NZ economy

•                  We have successfully defended our position through integration

•                  Predominately a lending business, gaining traction on cross sell, significant opportunity remains

•                  Credit growth and credit quality outlook favourable

[LOGO]	[LOGO]

Rural - a large driver of the NZ economy

NZ Rural Market

•                  Significant contributor to NZ economy

•                  Temperate climate, fewer extremes - beneficial to low cost pastoral farming

•                  Sound support infrastructure

•                  Solid industry economics

•                  Low loss history

ANZN Rural Business

•                  Contributes ~ 12% of ANZN NPAT

•                  17,200 customers

•                  380 staff, highly engaged, very low turnover

•                  Dual branded, predominantly The National Bank

•                  Term & Seasonal lending, transactional facilities, FX & interest rate risk management & Insurance products

The rural sector is a key contributor to the NZ economy*

[CHART]

ANZN exposure weighted to the dairy sector

[CHART]

*Source – Statistics NZ

Good financial performance, credit quality strong

Increased competition impacting 1H06 performance
(Profit Before Provisions pcp growth)

[CHART]

Solid Balance Sheet growth
(pcp)

[CHART]

Managing income and cost growth
(Cost to Income ratio)

[CHART]

Credit quality strong, write-offs immaterial

[CHART]

Rural customers in strong financial position

•                  Credit growth has been mid double digit, forecast to slow to ~ 10%

•                  Ongoing aggregation and consolidation

•                  Increased focus on investments outside farming

•                  Low NZ$ driving supporting farm incomes

•                  Continued productivity gains across the industry

•                  Fuel and energy costs having some impact on farm margins

•                  Farm balance sheets strong, land prices high but steady

•                  Debt servicing capacity supported by:

•                  Increased farm sizes

•                  Increased productivity

•                  More sophisticated financial management

Rural credit growth remains strong

[CHART]

Utilisation of Debt Servicing Capacity by farm type

[CHART]

Slight market share decline in an increasingly competitive environment

•                  National Bank share defended through integration

•                  ANZ share partially impacted by migration of customers to National brand

•                  Focus on identifying and revitalising niche positions for ANZ brand

•                  Increased competition in the market has impacted margins

•                  All banks chasing rural assets

•                  Aggressive price competition

•                  Continuing to defend share

•                  Focus on total customer proposition/value

National Bank maintained share, ANZ share has slipped*

[CHART]

Lending margins adversely impacted by increased competition
(Index Aug 04 = 100)

[CHART]

*Source – Share of lending, and ANZ National SSR

Why we will win!

1. Most Experienced & Stable Team	• 42% of rural managers > than 11 years experience • 72% of staff tertiary qualified • Staff turnover 6.2% (banking industry ave. 17.4%)

2. Widest Coverage	• ~ 40% market share, we bank 1 in every 2.5 deals • Greatest geographic coverage • The most rural bankers on the ground • Niche brand opportunities for ANZ

3. Quality Products

•                  Significant cross sell opportunity

•                  ~ 450 customers now have Interest Rate Swaps (up from 65 in Oct-05) but still < 3% of customer base

•                  Leading product innovation

•                  Equity partnerships & Private Equity opportunities

•                  Meeting needs of increasing number of large ‘Corporate’ farms

Summary

•                  Rural market significant component of NZ economy

•                  We have successfully defended our position through integration

•                  Predominately a lending business, gaining traction on cross sell, significant opportunity remains

•                  Credit growth and credit quality outlook favourable

[GRAPHIC]

Jeff Greenslade

Managing Director, Corporate & Commercial Banking

www.anz.com	[LOGO]

Key Messages

What we do

•                  Manage the banking arrangements of customers with turnover from $2-$150m through their business lifecycle

•                  Simple and complex banking requirements

•                  Security and cashflow lending through to Leveraged Finance

We have been successful

•                  Strong financial growth

•                  Market leading customer satisfaction and product innovation

•                  Strong relationship based service model

3 reasons why we will continue to win

•                  Widest coverage in the market

•                  Lead on Consolidation and Succession

•                  Getting ANZ Commercial ‘back in the game’

[LOGO]	[LOGO]

C&CB - represents a significant component of the NZ market

Three dual branded segments

•                  Commercial ($2m- $30m turnover)

•                  Private ownership

•                  Revenue from vanilla products

•                  Primarily Security based lending – some cashflow lending

•                  Corporate ($10m-$150m turnover)

•                  Private/Public ownership

•                  Complex banking requirements

•                  Diverse source of revenues

•                  Cashflow and Security based lending

•                  Property & Construction Finance

•                  Investment & Development

•                  Segment & Geographic focus

•                  Specialist PCF support

•                  Office and Residential concentration in Auckland and Wellington

C&CB contribution to NZ earnings*

[CHART]

Loans & Advances by segment (ANZN)

[CHART]

*NZ geographic

Strong financial performance

Strong revenue and profit…
(pcp)

[CHART]

Strong balance sheet growth…
(Half on half growth, annualised)

[CHART]

…and focus on efficiency driving low Cost to Income Ratio

[CHART]

…supported by stable margins
(Net Interest Margin indexed*)

[CHART]

*Adjusted for IFRS accounting changes to non performing loans

A diversified portfolio in good health

A diversified lending portfolio
(Net Loans & Advances by Industry Jul-06)

[CHART]

Credit quality remains strong…

[CHART]

Two thirds of lending fixed rate
(% Net Loans & Advances Jul-06)

[CHART]

…reflected in low Individual Provisions

[CHART]

Customer proposition built on leading distribution and product capability

•                  Strong Relationship Model

•                  Largest distribution network

•                  Leading product capability

•                  Consolidation & Succession

•                  UDC – new joint venture

•                  FX, Trade & Transactional Banking

•                  Solutions through the customer business lifecycle

•                  Deliver on business owner needs

•                  Productivity gains through process efficiencies

•                  Increasingly engaged workforce – 61% in 2006 (54% in 2004)

Improving customer satisfaction in both brands*

[CHART]

Distribution

•                  51% of businesses anticipate a change of ownership in the next 10 yrs*

•                  29% of businesses anticipate change of ownership in the next 2 yrs*

*TNS Overall Main bank performance (top 2 ratings), $2-$100m segment

Dominant market share positions for growth

•                  Share of lending in the Corporate segment has improved from 40% to 43% over 4 quarters

Corporate Segment (Jun–06)*

Share of Lending	Main Bank Share

[CHART]	[CHART]

•                  National Bank holds strong position in the Commercial Segment

•                  ANZ Commercial lending growth is strong, recapturing natural market share

Commercial Segment (Jun–06)*

Share of Lending	Main Bank Share

[CHART]	[CHART]

*based on TNS segmentation, differs slightly from ANZN segmentation

Why we will win!

1. Widest Coverage

•                  172 Relationship Managers in 30 offices provide accessible expertise and service

•                  Cross sell into a large client base: derivatives, trade and cash management into the Commercial market

•                  Link to core product providers: Private Bank, UDC and Capital markets

2. Lead on Consolidation & Succession	• A competitive advantage in consolidation & succession expertise and delivery • Coordinated delivery of Senior debt, Leveraged & hybrid finance and Private Equity solutions • A strong growth sector

3. Getting ANZ Commercial ‘back in the game’	• Grow ANZ Commercial to natural market share • A focused proposition to grow and retain customers • Access to the strong ANZ brand pipeline • Strong growth to date expected to continue

Summary

•                  Strong financial growth

•                  Leading customer satisfaction and product innovation

•                  Strong relationship based service model

•                  Clear vision for driving the business forward

Additional Information

Business Structure

•                  The business is segmented by customer complexity, not by brand

•                  Dual brand sales teams within segments have common leadership and are co-located

•                  Combined, dual brand head office and support functions

•                  Supported by dual brand product partners

Institutional Banking – ANZ

C&CB Leadership

Corporate	Corporate
NBNZ	ANZ

Commercial	Commercial
NBNZ	ANZ

PCF	PCF
NBNZ	ANZ

Dual Brand support

NBNZ	ANZ
Business	Business
Banking	Banking

[GRAPHIC]

Nigel Williams

Managing Director, Institutional

www.anz.com	[LOGO]

Key Messages

•                  Clear market leadership within most profitable product categories

•                  Low reliance on balance sheet lending

•                  Strong management depth

•                  Growth is coming from leveraging scale and innovation from Institutional market across our broader bank customer base

•                  Promoting customer solutions not product silos

[LOGO]	[LOGO]

NZ Institutional overview

Client Relationship/Debt Product Group [LOGO]

•                  Clients with turnover above NZ$150m

•                  Corporate lending

•                  Approx 300 clients

Corporate & Structured Financing [LOGO]

•                  Debt Capital Markets

•                  Project Finance

•                  Leasing and structured finance

•                  ANZ Capital

Markets [LOGO]

•                  Foreign Exchange

•                  Capital Markets - securities & derivatives

•                  Direct Broking

Trade & Transaction Services [LOGO]

•                  Trade Finance

•                  Transaction banking services

•                  Custody

Institutional contribution to NZ earnings*

[CHART]

*NZ geographic

**Continuing business

Composition of NZ Institutional business very different from Australia

•            Contribution of specialist product businesses greater in NZ

•            Only 17% of NPAT from lending

•            Strong franchise in both Financial Markets and Debt Capital Markets - 51% FX & 59% IRD Institutional lead dealer**

•            Greater reliance on imports and exports in NZ*** driving proportionally greater Trade and Markets business

Contribution to Earnings*

New Zealand

[CHART]

Australia

[CHART]

** Peter Lee FX and IRD survey 2005

***59% of NZ GDP vs. 41% Australia GDP

*% 1H06 NPAT, continuing businesses

^Mar-06 Continuing businesses

Increased market volatility and less intense competition driving favourable environment

•                  Institutional business drivers:

•                  M&A Activity

•                  FX & Interest rate Volatility

•                  Mix of products

•                  1H06 market volatility created both trading and sales opportunities

•                  Better volumes, mix & margin

•                  Global capital markets driving competition in credit markets

•                  4bps decline on lending margin in 1H06

Increased NZD volatility benefited 1H06

[CHART]

Low Average Daily VaR usage

[CHART]

Integration attrition replaced with new revenue streams

Profit momentum following integration
(Profit before Provisions pcp)

[CHART]

Portfolio credit quality strong, 86% investment grade

[CHART]

Scale delivers strong underlying ‘core’ revenue streams
(Profit before Provisions growth 1H06)

[CHART]

With CTI at ~ 26%, $4 of revenue for every $1 of costs
(Cost to Income Ratio)

[CHART]

Leading position, but differentiate on innovation and trust

•                  NBR* INFINZ Bank of the Year – 2005 & 2006

•                  #1 Insto Public Corporate Bond League Tables (51% of issuance YTD)**

•                  #1 customer relationship strength***:

•                  Innovation

•                  Trust

•                  Business unit collaboration

•                  #1 lead transactional bank but #3 transactional banking relationship strength

% users nominating bank as lead provider

[CHART]

Lead Relationship Bank since 2004***

[CHART]

% users nominating bank as provider

[CHART]

* National Business Review

** Insto 1 Jan to 11 Aug 2006

***Peter Lee Associates 2006

Cost efficiency - One kitchen, two dining rooms….

•                  Successful systems integration - cost to income ratio 26%

•                  Single processes and platforms developed for both ANZ and the National Bank

•                  Scale efficiency allows us to take Institutional products to the middle market

•                  New Transactional Banking web-based platform in July 2006 – 1200 customers live

•                  One platform with dual brand identity

National Bank Directlink

[GRAPHIC]

ANZ Direct Online

[GRAPHIC]

Why we will win!

1. Clear Business Momentum

•                  Completion of integration has allowed full attention on revenue creation

•                  New and fast growing revenue streams are delivering

•                  Cross business collaboration capturing transaction flow from volatility and M&A activity

2. Well recognised for innovation	• A strong pipeline of product innovation in both Corporate Finance & Risk management • Dominant Debt Capital Markets origination being leveraged into Re-packaging revenue and distribution

3. Leveraging scale opportunity from existing bank customers	• Risk Management and Corporate finance solutions to Corporate, Commercial & Rural customers are not constrained by credit growth • ANZ’s Asian, European, & US network is delivering new business flow

Summary

•                  Clear market leadership within most profitable product categories

•                  Low reliance on balance sheet lending

•                  Innovation and solutions more important than size or lending

•                  Strong management depth

•                  One kitchen – two dining room creates cost efficiency

•                  Growth driven by customer solutions not product silos

Additional Information

Customer Position & Product Penetration

Institutional Customer Position*

[CHART]

Institutional Product Penetration*

[CHART]

[CHART]

*Peter Lee Associates 2006

Leading Transactional & Trade share but lagging on relationship and satisfaction

•                  Proactive presence since integration has improved transactional banking market share from #2 in 2005 to #1 in 2006

•                  Customer service needs improving

•                  New internet based transactional banking platform launched July 2006 to address electronic banking package weakness

Lead Transactional and Lead Trade Bank

[CHART]

Transactional Banking Relationship Strength lagging
(index)

[CHART]

Trade Customer Satisfaction
(% Excellent/ Above Average)

[CHART]

Source: Peter Lee Associates 2006

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9605 3495

4 September 2006

Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
SYDNEY NSW 2000

Appendix 3Y – Share Transactions by Mr John McFarlane

The attached Appendix 3Y includes transactions in ANZ shares and options undertaken on 31 August and 1 September 2006 by Mr. John McFarlane, Chief Executive Officer of ANZ.

The transactions were:

•                  The exercise of 1,000,000 share options on 31 August 2006 at $17.48 per share granted on 31 December 2003 pursuant to approval at ANZ’s 2001 Annual General Meeting.

•                  The sale of 814,525 shares on 31 August 2006 at an average price of $27.2176.

•                  The sale of 135,475 shares on 1 September 2006 at an average price of $27.2216.

•                  The retention of 50,000 shares from the options exercise.

The proceeds from the exercise and sale will be used in part to fund the increased shareholding and future tax on the exercise of options.

As a result of these transactions, Mr. McFarlane’s total direct and indirect holdings of ANZ shares have increased by 50,000 to 1,973,422 shares, and his holding of ANZ options has decreased to 1,000,000 options.

John Priestley

Company Secretary

1

Appendix 3Y

Change of Director’s Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited

ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane

Date of last Notice	8 August 2006

Part 1 – Change of director’s relevant interest in securities

Ordinary Shares:

Direct interest			437,128
Indirect interest			1,486,294

Nature of indirect interest	Number & Class of Securities
• Bank of New York (as nominee for Self Invested Personal Pension Scheme)	ordinary shares	279,445
• Ballimore Pty Ltd (a/c Superannuation Fund)	ordinary shares	76,423
• ANZEST Pty Ltd
• ANZ Employee Share Acquisition Plan (ESAP)	ordinary shares	262,190
• ANZ Directors’ Share Plan (DSP)	ordinary shares	868,236

	Total	1,486,294

No of securities held prior to change			1,923,422
Date of change	31 August and 1 September 2006
Class	Ordinary shares
Number acquired (Direct & Indirect)
• Direct		1,000,000

Number disposed (Direct)		(950,000)

Nature of Change	• Subscription for 1,000,000 ordinary shares upon exercise of options, and subsequent on-market sale of 950,000 ordinary shares.

Value/Consideration

•  Subscription for 1,000,000 ordinary shares upon exercise of 1,000,000 options at an exercise price of $17.48 per share on 31 August 2006.

•  814,525 ordinary shares sold at an average price of $27.2176 per share on 31 August 2006.

•  135,475 ordinary shares sold at an average price of $27.2216 per share on 1 September 2006.

2

Number of securities held after change
Direct Interest – (Increased by 50,000)	487,128
Indirect Interest – (Unchanged)	1,486,294
Total of Interest	1,973,422

Options over unissued ordinary shares:

Direct Interest	2,000,000
Indirect Interest	Nil
No of securities held prior to change	2,000,000
Date of change	31 August 2006
Class	Options over unissued ordinary shares
Number acquired – Direct Interest	Nil
Number disposed of	(1,000,000)
Nature of Change	Exercise of options
Value/Consideration	1,000,000 exercised at an exercise price of $17.48
Number of securities held after change
Direct Interest – (Decreased by 1,000,000)	(1,000,000)
Indirect Interest – (Unchanged)	Nil
Total of Interest	1,000,000

Part 2 – Change of director’s interests in contracts - Nil

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

4 September 2006

3